February 7, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery

Re:    Micron Technology, Inc.
Form 10-K for the Fiscal Year Ended September 1, 2016
Filed October 28, 2016
Form 8-K filed December 21, 2016
File No. 001-10658

Dear Mr. James:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated January 31, 2017 (the “Comment Letter”) to Micron Technology, Inc. (the “Company”) regarding the above-referenced Form 10-K for the fiscal year ended September 1, 2016 and the Form 8-K dated December 21, 2016. The Staff’s comments are copied below in bold typeface in the same order as set forth in the Comment Letter, with each comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 1, 2016

Item 8. Financial Statements

Property, Plant, and Equipment, page 52

1.
You revised the estimated useful lives of equipment in your DRAM wafer fabrication facilities in the fourth quarter of 2016. In MD&A on page 32, you disclose that you expect the change to reduce depreciation costs by approximately $100 million per quarter in future periods. Please tell us how you concluded that the effect of the revision was not material for 2016.

United States Securities and Exchange Commission
February 7, 2017

Response: The change in estimate of useful lives of equipment in the Company’s DRAM wafer fabrication facilities from five to seven years affected approximately $3.7 billion of the Company’s $14.7 billion of property, plant, and equipment reported as of September 1, 2016. As a result of the change in estimate, depreciation in the fourth quarter of the Company’s fiscal 2016 was lower by approximately $96 million. Depreciation of the Company’s manufacturing equipment is fully absorbed and allocated to inventory and accordingly does not impact the Company’s consolidated statement of operations until the related inventory is sold and revenue is recognized. At year-end, approximately $74 million of the reduction in depreciation remained in the Company’s year-end work in process and finished goods inventory balances. The remaining $22 million flowed through to cost of goods sold, representing approximately 0.2% consolidated cost of goods sold for fiscal year 2016.

2.
Further, please explain to us how you determined that the useful life should be increased by two years to seven years. You disclose that this is based on the lengthening period of time between DRAM product technology node transitions, an increased re-use rate of equipment, and industry trends but on pages 31 and 34 in MD&A you discuss reductions in sales due to transitions to the next technology node which appears to be from 25nm to 20nm. Further, on page 6 you disclose that in the second half of 2016, the majority of your DRAM production was manufactured on 20nm line-width process technologies and you expect to ramp volume production of 1Xnm process node DRAM in 2017.

Response: The Company regularly performs an analysis to evaluate and assess the average age and estimated useful lives of production equipment. This analysis considers a number of qualitative and quantitative factors, including the following:

•	forecasted industry bit growth (demand);

•	expected development and deployment of new technology nodes;

•	review of average lives of assets in use; and

•	industry benchmark data.

While the industry continues to experience bit growth, the rate of growth for DRAM has slowed both in absolute terms and relative to demand for NAND. Additionally, each new node becomes more challenging to develop and deploy from a technology perspective and the cost of equipment needed to deploy new technology nodes increases significantly. As growth rates slow and costs of development, deployment, and equipment increase, the Company and its competitors have begun to seek ways to utilize DRAM production equipment for longer periods of time as economic returns are not expected to be sufficient to continue to support rapid transitions to new technology nodes.

The Company continues to deploy new DRAM technology nodes, but the economic benefits have decreased as the industry matures and the cost of equipment required to support node deployments has increased. Therefore, the Company is not implementing each node at all of its individual DRAM wafer fabrication facilities as it typically has in the past. Rather, the Company has selectively deployed technology nodes at individual wafer fabrication facilities, skipping nodes in some cases, thereby extending the life of each technology node and in turn the estimated useful lives of DRAM production equipment.

The Company regularly reviews the actual lives of equipment used in production. A review of this information indicated that the average age of production equipment used in DRAM manufacturing was

United States Securities and Exchange Commission
February 7, 2017

more than 5 years. In addition, the Company reviewed asset disposals for the past several years, noting the average age of the equipment was between 6 and 9 years. Finally, the re-use rate (that portion of equipment utilized for one technology node that is also usable in one or more subsequent nodes) of production equipment has increased, extending the useful lives of certain production equipment.

Finally, the Company considered benchmark data for other semiconductor manufacturing companies noting that the Company’s most relevant competitors’ estimate useful lives of between 5 and 9 years, further supporting an increase to 7 years.

In response to the Staff’s question relating to the Company’s disclosures on pages 6, 31, and 34, the Company’s comments concerning ongoing transitions to new technology nodes are consistent with the factors noted above. The Company will continue to transition to new technology nodes; however, the time between transitions is expected to increase and the Company does not necessarily expect to transition every wafer fabrication facility to each new node. Although a majority of the Company's DRAM production was manufactured on 20nm line-width process technologies in the second half of fiscal 2016 and the Company expects to ramp production of 1Xnm, the Company does not expect to make this transition at all DRAM wafer fabrication facilities.

Revenue Recognition, page 52

3.
You defer revenue on sales made under agreements that allow rights of return or price protection until your customers have resold the product. Please tell us when you recognize revenue for sales under agreements without rights of return or price protection. Quantify for us the amount of sales under each method for the periods presented. In future filings, if material, describe when you recognize revenue on sales under agreements without rights of return or price protection.

Response: Sales of product sold without rights of return or price protection are typically recognized at the time of shipment as it is at this point when evidence of an arrangement exists, the price is fixed or determinable, risk of ownership has transferred and collectability is reasonably assured. The Company refers to these sales as “sell-in” transactions. For fiscal years 2016, 2015, and 2014, revenue recognized under the “sell in” model ranged from 72% to 79% of the Company’s consolidated revenue. The remaining revenue recognized for those periods generally related to those arrangements where the Company’s customers had return or price protection rights. In future filings, the Company will enhance its disclosures of its revenue recognition policy, substantially similar to the marked language below:

Revenue Recognition: We recognize product or license revenue when persuasive evidence that a sales arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured, which is generally at the time of shipment to our customers. If we are unable to reasonably estimate returns or the price is not fixed or determinable, sales made under agreements allowing rights of return or price protection are deferred until customers have resold the product. For the [periods presented], revenue recognized upon resale by our customers with these rights was approximately [XX%], [XX%], and [XX%], respectively, of our consolidated revenue.

United States Securities and Exchange Commission
February 7, 2017

Form 8-K filed December 21, 2016

Exhibit 99.1

4.
In determining the non-GAAP number of shares used in your non-GAAP diluted earnings per share calculations, you include the effect of capped calls even though they are anti-dilutive and pursuant to the no anti-dilution principle outlined in ASC 260-10-45-17 to 45-20 should be excluded from earnings per share calculations. Your use of an individually tailored principle in measuring non-GAAP earnings per share is inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: In connection with a number of issuances of the Company’s convertible debt, the Company contemporaneously purchased capped call instruments for the express purpose of reducing the dilutive effect of the Company’s convertible debt. The capped calls provide for the receipt of shares at the Company's election from counterparties if the trading price of the Company's stock is above strike prices on expiration dates. The strike prices for the capped call instruments were set at the stock prices at which the underlying convertible debt becomes dilutive. The Company has received shares of its common stock on the settlement of capped calls which reduced shares outstanding and any future shares received on settlement will further reduce shares outstanding. Pursuant to the anti-dilution principles outlined in ASC 260-20-45-17 to 45-20, the Company has omitted the capped calls in its calculation of GAAP diluted earnings per share.

The Company believes that the adjustment of Non-GAAP earnings per share for its capped calls provides supplemental information that is useful to investors about the mitigating effects of the capped call instruments on dilution. The Company believes its disclosure of the adjustment for capped calls is transparent and neither “…contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading” pursuant to Rule 100(b) of Regulation G. Therefore, the Company believes that the inclusion of the effect of capped calls is not an individually tailored measurement method that violates Rule 100(b) of Regulation G.

* * *

As requested by the Staff, the Company hereby acknowledges that the Company and its management is responsible for the accuracy and adequacy of its disclosures.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (208) 363-1286.

United States Securities and Exchange Commission
February 7, 2017

Sincerely,
/s/ Ernest E. Maddock
Ernest E. Maddock
Chief Financial Officer and
Vice President, Finance

cc:	Joel L. Poppen – Vice President, Legal Affairs and General Counsel
Micron Technology, Inc.

D. Timothy Carey, Partner
PricewaterhouseCoopers LLP

John A. Fore, Partner
Wilson Sonsini Goodrich & Rosati